November 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford
Jason Drory
Li Xiao
Lynn Dicker

Re:	Acrivon Therapeutics, Inc.
Registration Statement on Form S-1
Registration No. 333-267911

Acceleration Request

Requested Date: November 9, 2022

Requested Time: 4:00 PM, Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Jefferies LLC, Cowen and Company, LLC and Piper Sandler & Co., as representatives of the several underwriters, hereby join Acrivon Therapeutics, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-267911) (the “Registration Statement”) to become effective on November 9, 2022, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Chirag D. Surti
Name:	Chirag D. Surti
Title:	Vice President

Jefferies LLC

By:	/s/ Dustin Tyner
Name:	Dustin Tyner
Title:	Managing Director

Cowen and Company, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

Piper Sandler & Co.

By:	/s/ Paul Scansaroli
Name:	Paul Scansaroli
Title:	Managing Director

cc:	Peter Blume-Jensen, M.D., Ph.D., Acrivon Therapeutics, Inc.

Edwin M. O’Connor, Goodwin Procter LLP

William A. Magioncalda, Goodwin Procter LLP

Divakar Gupta, Cooley LLP

Ryan S. Sansom, Cooley LLP

Mark Ballantyne, Cooley LLP

Katherine Denby, Cooley LLP

[Signature Page to Acceleration Request]